UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 570,349
	8	SHARED VOTING POWER 58,812
	9	SOLE DISPOSITIVE POWER 570,349
	10	SHARED DISPOSITIVE POWER 58,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 502,043
	8	SHARED VOTING POWER 90,758
	9	SOLE DISPOSITIVE POWER 500,549
	10	SHARED DISPOSITIVE POWER 90,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.73%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,187
	8	SHARED VOTING POWER 63,583
	9	SOLE DISPOSITIVE POWER 654,187
	10	SHARED DISPOSITIVE POWER 75,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 410,685
	8	SHARED VOTING POWER 109,455
	9	SOLE DISPOSITIVE POWER 398,533
	10	SHARED DISPOSITIVE POWER 115,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 502,978
	8	SHARED VOTING POWER 313
	9	SOLE DISPOSITIVE POWER 502,978
	10	SHARED DISPOSITIVE POWER 313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,561
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 56,561
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 4 amends and restates the Reporting Persons’ joint Schedule 13D to report the execution and delivery by certain of the Reporting Persons of a Voting Agreement (in the form attached hereto as Exhibit B) in connection with the Issuer’s entry into the Merger Agreement described herein and to update the numbers of shares and percentages of the Issuer’s Class A Common Stock that may be deemed to be beneficially owned by each of them to reflect changes in their beneficial ownership since the filing of the previous amendment.

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice, and their mother, Ella Ann L. Holding. The Reorting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P.O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P.O. Box 1417 Smithfield, NC 27577	Community Volunteer

Ella Ann L. Holding	409 East Market Street Smithfield, NC 27577	Community Volunteer

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class A Common Stock held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, in part in exchange for their shares of First Citizens Bancorporation, Inc. (“Bancorp”) upon its merger into the Issuer effective October 1, 2014 (the “Merger”), and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding. Shares held by their children and grandchildren were acquired in part through gifts from them and Frank B. Holding and Ella Ann L. Holding and in part in connection with the Merger. Shares held by Ella Ann L. Holding were acquired in part at the time of the Issuer’s formation in 1986 in exchange for shares of its predecessor, in part with personal funds, in part as a beneficiary of her husband, Frank B. Holding’s estate, and in part in connection with the Merger. Shares held by the various entities listed in the tables below were acquired by those entities in part with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. and Ella Ann L. Holding, and in part in connection with the Merger. In connection with the Merger, each of the Reporting Persons, their children and the various entities, as shareholders of Bancorp, received shares of the Issuer’s Class A Common Stock in exchange for shares of common stock of Bancorp they held at the time of the Merger.

Item 4. Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy and the consideration of and taking of action on significant corporate events involving the Issuer. However, shares of the Issuer’s Class A Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

On October 15, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of the Issuer (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT Group Inc., a Delaware corporation (“CIT”) and the parent company of CIT Bank, N.A., a national banking association (“CIT Bank”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into CIT, with CIT as the surviving entity (the “First-Step Merger”), and as soon as reasonably practicable following the effective time of the First-Step Merger, CIT will merge with and into FCB, with FCB as the surviving entity (together with the First-Step Merger, the “Mergers”). The Merger Agreement further provides that immediately following the consummation of the Mergers, CIT Bank will merge with and into FCB, with FCB as the surviving bank (together with the Mergers, the “Transaction”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the “Effective Time”), each share of the common stock, par value $0.01 per share, of CIT issued and outstanding immediately prior to the Effective Time (“CIT Common Stock”), except for certain shares of CIT Common Stock owned by CIT or the Issuer, will be converted into the right to receive 0.06200 shares (the “Exchange Ratio,” and such shares, the “Merger Consideration”) of the Issuer’s Class A Common Stock. In addition, at the Effective Time, each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of CIT (“CIT Series A Preferred Stock”) and 5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of CIT (“CIT Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive one share of a newly created series of preferred stock, Series B, of the Issuer and one share of a newly created series of preferred stock, Series C, of the Issuer, respectively, having such rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, that are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions, taken as a whole, of the CIT Series A Preferred Stock and the CIT Series B Preferred Stock, respectively (taking into account that CIT will not survive the consummation of the Transaction and any adjustment to the right of optional redemption by the Issuer that is reasonably necessary to obtain Tier 1 Capital treatment from the Board of Governors of the Federal Reserve System for such preferred stock. Pursuant to the terms set forth in the Merger Agreement, effective as of the Effective Time, the Boards of Directors of the combined company and the combined bank will consist of 14 directors, (i) 11 of whom will be the current Board of Directors of the Issuer, and (ii) three of whom will be selected from among the current Board of Directors of CIT and will include as one of those three Ellen R. Alemany, Chairwoman and Chief Executive Officer of CIT.

As an inducement for CIT to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, Frank B. Holding, Jr. Hope H. Bryant, Claire H. Bristow, and her spouse, Peter M. Bristow, entered into a Voting Agreement (the “Voting Agreement”) with CIT, pursuant to which each such person agreed, among other things:

(a)

to vote a number of shares of the Issuer’s Class A Common Stock and Class B Common Stock beneficially owned by them, respectively (the “Shares,” as specified in Schedule A to the Voting Agreement), (i) in favor of the approval of the issuance of shares of the Issuer’s capital stock pursuant to the Merger Agreement, (ii) in favor of any proposals for the approval and adoption of the Merger Agreement or any other proposal submitted to the Issuer’s shareholders pursuant to or necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against certain other proposals described therein (including without limitation any other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement), without regard to any recommendation to the Issuer’s shareholders by its Board of Directors concerning such proposals, and without regard to the terms of such proposals, (iv) against any agreement, amendment of any agreement or organizational document inconsistent with the Voting Agreement or the Merger Agreement and (v) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of the issuer under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement; and

(b)

not to, directly or indirectly, subject to certain exceptions, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any of the Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions.

The Voting Agreement covers shares totaling approximately 29.43% of the total outstanding voting power of the Issuer’s common stock. Any shares or other voting securities of the Issuer with respect to which one of the signers of the Voting Agreement acquires sole voting power or sole power of disposition (including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares or upon exercise or conversion of any securities of the Issuer, if any) after the date of the Voting Agreement will automatically become subject to the terms of the Voting Agreement for all purposes thereunder.

The Voting Agreement and all obligations thereunder will terminate upon the earlier to occur of: (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms; provided, however, that certain obligations may continue for 6 months following the termination of the Merger Agreement related to a bona fide Acquisition Proposal (as defined in the Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class A Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class A Common Stock (8,811,220 outstanding shares as of October 15, 2020) represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 3,010,833 shares of Class A Common Stock, or approximately 34.17% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 466,532 shares of Class A Common Stock, or approximately 5.29% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class A Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 70.89% of the outstanding shares of the Issuer’s outstanding Class B Common Stock which is a separate class of common stock, and 0.80% of the Issuer’s outstanding Depositary Shares, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 2.66% of the outstanding shares of Class B Common Stock and 2.03% of the outstanding Depositary Shares. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 629,161 shares of Class A Common Stock, amounting to 7.14% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	522,303	522,303	-0-	522,303	-0-
As beneficiary of trust	11,140	11,140	-0-	11,140	-0-
By spouse	8,586	-0-	8,586	-0-	8,586
As custodian for daughter	17,600	17,600	-0-	17,600	-0-
As custodian for son	17,350	17,350	-0-	17,350	-0-
As custodian for grandson	1,828	1,828	-0-	1,828	-0-
As Trustee of trust	32	32	-0-	32	-0-
As Trustee of trust	32	32	-0-	32	-0-
As Trustee of trust	32	32	-0-	32	-0-
As Trustee of trust	32	32	-0-	32	-0-
By Robert P. Holding Foundation (1)	46,995	-0-	46,995	-0-	46,995
By Ella Ann and Frank B. Holding Foundation (1)	3,231	-0-	3,231	-0-	3,231

Total	629,161	570,349	58,812	570,349	58,812

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding and his spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mr. Holding, for the benefit of his children and grandchildren, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares, or effected any other transactions in, Class A Common Stock.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 16,373 shares held by a family member as trustee of an irrevocable trust for the benefit of his son;

(b)	an aggregate of 25,313 shares held individually by his adult children; and

(c)

an aggregate of 479,889 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 592,801 shares of Class A Common Stock, amounting to 6.73% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	175,417	175,417	-0-	175,417	-0-
As beneficiary of trust	10,772	10,772	-0-	10,772	-0-
As Trustee and beneficiary of Hope H. Bryant 2019 Grantor Retained Annuity Trust	21,353	21,353	-0-	21,353	-0-
As Trustee and beneficiary of Hope H. Bryant 2020 Grantor Retained Annuity Trust	214,343	214,343	-0-	214,343	-0-
As Trustee and beneficiary of Hope H. Bryant 2020 Grantor Retained Annuity Trust #2	50,247	50,247	-0-	50,247	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	10,000	10,000	-0-	10,000	-0-
By Spouse	15	-0-	15	-0-	15
By Revocable Trust for son	27,160	-0-	27,160	-0-	27,160
As Trustee of trust	619	619	-0-	619	-0-
As Trustee of trust	1,425	1,425	-0-	1,425	-0-
As Trustee of trust	16,373	16,373	-0-	16,373	-0-
By various Trusts (1)	1,494	1,494	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Robert P. Holding Foundation (2)	46,995	-0-	46,995	-0-	46,995
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	592,801	502,043	90,758	500,549	90,758

(1)	Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to vote shares held by the trusts.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mrs. Bryant disclaims beneficial ownership of those shares.

(3)

Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bryant nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 115 shares held by her adult step-son;

(b)	an aggregate of 53,888 shares held by revocable trusts for two of her adult children;

(c)	an aggregate of 128 shares held by a family member as trustee of four trusts for the benefit of her adult children and step-child;

(d)

an aggregate of 292,063 shares held by other corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and

(e)	an aggregate of 174,469 shares held by Yadkin Valley Company, and its subsidiary of which Mrs. Bryant is a shareholder of the parent company but does not serve as a director or executive officer .

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 729,922 shares of Class A Common Stock, amounting to 8.28% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Olivia B. Holding	151,451	151,451	-0-	151,451	-0-
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	408,649	408,649	-0-	408,649	-0-
As beneficiary of trust	10,544	10,544	-0-	10,544	-0-
As Trustee of trust	1,930	1,930	-0-	1,930	-0-
As Trustee of trust	78,938	78,938	-0-	78,938	-0-
As Co-Trustee Peter M. Bristow Family Irrevocable Trust (1)	12,152	-0-	-0-	-0-	12,152
By Robert P. Holding Foundation (2)	46,995	-0-	46,995	-0-	46,995
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Holding Properties, LLC (3)	2,675	2,675	-0-	2,675	-0-
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	729,922	654,187	63,583	654,187	75,735

(1)	Ms. Holding is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have shared dispositive power, but no voting power, with respect to these shares.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(3)

Ms. Holding serves as Manager of Holding Properties, LLC and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held as a trustee or co-trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of Ms. Holding’s transfer without consideration of 402,569 shares of Class A Common Stock from her individual name to her revocable trust.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)

an aggregate of 466,532 shares held by other corporations of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, — 192,063 shares, Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. — 100,000 shares and Yadkin Valley Company and its subsidiary — 174,469 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 520,140 shares of Class A Common Stock, amounting to 5.90% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Claire H. Bristow	30,000	30,000	-0-	30,000	-0-
As beneficiary of trust	10,858	10,858	-0-	10,858	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended and Restated Trust	257,675	257,675	-0-	257,675	-0-
As beneficiary of Claire H. Bristow 2018 Irrevocable Family Trust (3)	14,500	-0-	14,500	-0-	14,500
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	100,000	100,000	-0-	100,000	-0-
Peter M. Bristow 2nd Amended and Restated Trust (2)	8,963	-0-	8,963	-0-	8,963
Co-trustee Peter M. Bristow Family Irrevocable Trust (1)	12,152	12,152	-0-	-0-	12,152
By daughter	12,560	-0-	12,560	-0-	12,560
By spouse as Trustee for son (2)(3)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (2)(3)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (2)(3)	19,041	-0-	19,041	-0-	19,041
By PMB Investments LLC (2)(4)	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (2)(4)	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (2)(4)	2,045	-0-	2,045	-0-	2,045
By various Trusts (2)(5)	6,004	-0-	6,004	-0-	-0-

Total	520,140	410,685	109,455	398,533	115,603

(1)	Ms. Bristow is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have sole voting and shared dispositive power with respect to these shares.
(2)

All shares are held separately by Mrs. Bristow’s spouse as trustee and beneficiary of a trust, as trustee of trusts or manager of limited liability companies for the benefit of their adult children, or with voting power over shares held by other trusts. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Holding is the beneficial owner of those shares.

(3)	In the case of each trust, Mrs. Bristow’s spouse serves as trustee and she or one of their adult children is the income beneficiary.
(4)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their adult children is the majority owner.
(5)	Includes two trusts of which Mrs. Bristow’s spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow and her daughter, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bristow nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)

an aggregate of 479,889 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(c)	an aggregate of 25,602 shares held individually by her adult children.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 503,291 shares of Class A Common Stock, amounting to 5.71% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carson H. Brice	429,023	429,023	-0-	429,023	-0-
As Trustee and beneficiary or Carson H. Brice Revocable Trust	13,265	13,265	-0-	13,265	-0-
As beneficiary of Trust	10,652	10,652	-0-	10,652	-0-
By spouse	313	-0-	313	-0-	313
As custodian for son	17,460	17,460	-0-	17,460	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-

Total	503,291	502,978	313	502,978	313

Mrs. Brice and her spouse, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Brice nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in Class A Common Stock.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 78,938 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)

an aggregate of 50,226 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of each of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)

an aggregate of 479,889 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; E&F Properties, Inc. – 827 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 56,561 shares of Class A Common Stock, amounting to 0.64% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Ella Ann Holding 2d Amended and Restated Revocable Trust	56,561	56,561	-0-	56,561	-0-

Total	56,561	56,561	-0-	56,561	-0-

The distribution of dividends and sale proceeds from shares held by Mrs. Holding’s revocable trust are determined based on the terms of the governing instruments of the trust.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Holding nor her revocable trust purchased or sold any shares of, or effected any other transactions in, Class A Common Stock.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Persons’ tables above which are held by or for Mrs. Holding’s adult children, their spouses and her grandchildren;

(b)

an aggregate of 66,258 shares held by certain entities in which Mrs. Holding has equity interests but of which she does not serve as a director, officer or manager, and by two charitable foundations of which Mrs. Holding does not serve as a director or officer, as follows: Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; Twin States Farming, Inc. – 12,530 shares; Robert P. Holding Foundation – 46,995 shares; and Ella Ann and Frank B. Holding Foundation – 3,231 shares; and

(c)

an aggregate of 466,532 shares held by certain other corporations in which Mrs. Holding is a shareholder but of which she does not serve as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary — 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 174,469 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference from exhibits to the Reporting Persons’ Amendment No. 2 dated October 16, 2014, to Schedule 13D regarding the Issuer’s Class A Common Stock)

B	Form of Voting Agreement dated as of October 15, 2020, by and among CIT Group, Inc., Frank B. Holding, Jr., Hope H. Bryant, Claire H. Bristow and Peter M. Bristow

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2020

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

/S/ Ella Ann L. Holding
Ella Ann L. Holding

[Schedule 13D/A Signature Page - Class A]